

23002053

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SEC FILE NUMBER
8-20392

ANNUAL ~~
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/22__ AND ENDING __09/30/23__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **World First Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19 Bangor Street
_____
(No. and Street)

Staten Island,	NY	10314
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James DesLonde	(212) 584-4139	jdeslonde@worldfinancial.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
_____
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James DesLonde _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of World First Financial Services, Inc. _____, as of September 30 _____, 2 023 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State: Florida
County: Sarasota

ELSA B BROWN
Notary Public - State of Florida
Commission # HH 197224
My Comm. Expires Nov 9, 2025

Signature: _____

Title: Chief Financial Officer _____

Notary Public   11-27-23

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2023

WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2023

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of World First Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. (the "Company") as of September 30, 2023, the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated liabilities for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA
We have served as the Company's auditor since 2022.
Century City, California
November 27, 2023

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2023

ASSETS

Cash	$	141,485
Secured demand notes		500,000
Prepaid expense		21,934
Due from clearing broker		47,234
Securities owned, at market value		38,481
Accrued interest receivable		129
Other assets		3,624
Total Assets	$	752,887

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and other accrued expenses	$	166,384
Due to clearing broker		38,481
Subordinated borrowings		500,000
Total Liabilities		704,865

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDER'S EQUITY:

Common stock - no par value, 1000 shares authorized and issued, 100 shares outstanding	7,787
Additional paid-in capital	180,216
Accumulated deficit	(62,481)
	125,522
Less: Treasure stock, 900 shares, at cost	(77,500)
Total Stockholder's Equity	48,022

Total Liabilities and Stockholder's Equity	$	752,887

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
Year ended September 30, 2023

REVENUE:		
Trading profit, net	$	197,440
Commissions		159,233
Interest, ancillary charges and other income		246,299
Total Revenue		602,972
OPERATING EXPENSES:		
Employee compensation and benefits		207,608
Floor brokerage, exchange and clearance fees		56,168
Interest and dividends		36,100
Professional fees		35,878
Occupancy and equipment rental		88,284
Other expenses		178,934
Total Expenses		602,972
INCOME BEFORE PROVISION FOR INCOME TAXES		-
PROVISION FOR INCOME TAXES		-
NET INCOME	$	-

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended September 30, 2023

	Total Equity	Common Shares	Common Stock	Paid in Capital	Accumulated Deficit	Treasury Stock
Balance, Beginning of year	$ 122,687	990	$ 7,787	$ 180,216	$ (62,816)	$ (2,500)
Write-off prior year outstanding checks	335	-	-	-	335	-
Purchase of Treasury stock	(75,000)	(990)	-	-	-	(75,000)
Issuance of Common Stock	-	100	-	-	-	-
Net income	-	-	-	-	-	-
Balance, End of year	$ 48,022	100	$ 7,787	$ 180,216	$ (62,481)	$ (77,500)

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended September 30, 2023

CASH FLOWS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:

Net income	$ -
Adjustments to reconcile net income(loss) to net cash provided by (used in) operating activities:	
Forgiveness of related party receivables	100,000
Forgiveness of related party payable	(100,000)
Changes in operating assets and liabilities:	
Commission receivable	(4,072)
Securities owned	(38,481)
Accrued interest receivable	(129)
Other assets	(3,624)
Prepaid expenses	15,741
Due to clearing agent	38,481
Accounts payable and other accrued expenses	(195,188)
Net cash provided by (used in) for operating activities	(187,272)
Investing Activities:	
Net cash provided by (used in) investing activities	-
Financing Activities:	
Purchase of Treasury Stock	(75,000)
Net cash provided by (used in) financial activities	(75,000)
Net decrease in cash	(262,272)
CASH:	
Beginning of year	403,757
End of year	$ 141,485

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid for:	
Taxes	$ -
Interest	$ 44,843

SUPPLEMENT DISCLOSURE OF NON-CASH

The Company had $250,000 of Secured Demand Note Receivable and Subordinated Borrowings that were tranferred from one officer to another officer. The Company forgave the $100,000 of related party receivable and the Company's related party payable balance of $100,000 was forgiven by the shareholder during the year ended September 30, 2023.

The accompanying notes are an integral part of these financial statements.

WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended September 30, 2023

Subordinated borrowings - Beginning of year	$	500,000
Increase - Secured note collateral agreements		250,000
Decrease - Payment of subordinated notes		(250,000)
Subordinated borrowings - End of year	$	500,000

WORLD FIRST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 1 - ORGANIZATION:

Organization:

World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned:

As of closed of business September 30, 2023, the firm is not holding any securities positions other than what is noted is this document. Securities transactions are normally recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities Received as Collateral:

Securities received as collateral consist primarily of municipal bonds which are pledged as assets to secure the Company's Secured Demand Notes.

Leases:

As of closed of business September 30, 2023, the Company has no operating lease for office space. The Company maintains its main office at the residential address of 19 Bangor Street, Staten Island, NY 10314 with a separate and distinct entrance and secure location within this residential address. There is no operating lease in effect. All rental obligations are paid on a month to month basis.

WORLD FIRST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Cash Held at Clearing Broker:

The cash balances held at the Clearing Broker are included in cash on the Statement of Financial Condition. As of September 30, 2023, the cash held at the clearing broker amounted to $141,485. The Company's Clearing Broker requires a minimum of $250,000.00 of assets on deposit at all times in any liquid form including cash, securities and bonds i.e. municipal, corporate, U.S. government or CD's. There is no restriction on the amount of cash to be maintained.

Fair Value Measurements:

Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

WORLD FIRST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Receivable from Clearing Broker:
Security transactions are accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss on the sale of securities is determined by the use of the first-in, first-out (FIFO) method.

The Company receives commission income from customers for agency/principal transactions. Commission income is recorded when earned.

Interest and income are recorded when earned on a monthly basis. This revenue is based on the amount of money under management at the third-party broker dealer (Wells Fargo Clearing LLC).

Income Taxes:
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2023, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open. The Company files Federal and state income returns. The statute of limitations for these jurisdictions if generally three to four years. The Company had no returns under examination as of September 30, 2023.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after September 30, 2023, through the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

NOTE 3 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS
AS OF SEPTEMBER 30, 2023

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
Houston Tx Public Imp bond 4% 03-01-2036	-	$38,481	-	-	$38,481

NOTE 4 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Wells Fargo Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin.

The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $49,817 for the year ended September 30, 2023.

At September 30, 2023, the amount due to the Clearing Broker was $38,481. All amounts due to the Clearing Broker are collateralized by the cash and marketable securities owned by the Company and the receivable, if applicable, from the Clearing Broker.

WORLD FIRST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 5 - PROVISION FOR INCOME TAXES:

The Company is subject to New York State and New York City taxes as of September 30, 2023, The provision for income taxes consist of the following

	CURRENT	DEFERRED	ALLOWANCE	TOTAL
Federal	-	$50,583	($50,583)	0	-
State	-	$31,365	($31,365)	0
City	-	$ 1,097	($ 1,097)	0
Total		$ 83,045	($83,045)	

listed above for the year ended September 30, 2023.

The Company has a net operating loss carry forward for $240,872 resulting in a deferred tax benefit of $50,583 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of $392,061 and $16,882 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. The resulting tax benefit amounted to $31,365 and $1,097 respectively for State and City income taxes. A 100% valuation allowance has been recorded due to the uncertainty of future operations and the limitation of usage as a result in the change of ownership.

The Company is required to file income tax returns in federal, state and city tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statutes of limitations is three years. Accordingly, the Company is no longer subject to examinations of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and city purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2023, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The Company has no current contractual obligations as it pertains to rent.

The Company utilizes three offices for which they pay each officer a monthly rental allocation of $2,000, $1,000 and $1,000 per month respectively for rental services afforded the firm. All offices have been registered with the firm's regulatory authority, FINRA, as offices of supervisory jurisdiction. The firm will continue this process indefinitely.

The Company is engaged in various trading and brokerage activities in which counter-parties primary include broker dealers, banks and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At September 30, 2023, and at various times throughout the year, the Company maintained balances at financial institutions, which may exceed insured limits.

NOTE 7 - SECURED DEMAND NOTES AND SUBORDINATED BORROWINGS:

The Company had four secured demand notes and corresponding subordinated loan agreements at the beginning of fiscal year 2023. During the current fiscal year, two of the four borrowings in the amount of $125,000 each were repaid to James C. DesLonde after approval by FINRA. On July 6, 2023, a new subordinated loan maturing July 1, 2026 was accepted and approved by FINRA by lender Bruce Auerbach in the amount of $250,000.

The loans currently in effect as of September 30, 2023 are with lender and shareholder Bruce Auerbach with the full details as follows:

Lender: Bruce Auerbach Loan Amount: $125,000 Debt loan maturing 07-12-24 with Rollover
Lender: Bruce Auerbach Loan Amount: $125,000 Equity loan maturing 08-11-25 with Rollover
Lender: Bruce Auerbach Loan Amount $250,000 Equity loan maturing 07-01-26 with Rollover

The secured demand notes and subordinated borrowings are covered in equity (E) and debt (D) agreements approved by FINRA and are available in computing net capital under SEC rules. The lenders irrevocably agree that the obligation of the Company under the agreements with the respect to payment of principal and interest are and shall be fully and irrevocably subordinated in right of payment and subject to prior payment or provision for payment in full of all valid claims of all other creditors of the Company whose claims are not similarly subordinated.

WORLD FIRST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 7 – SECURED DEMAND NOTES AND SUBORDINATED BORROWINGS: (continued)

There was no accrued interest payable on the loans at September 30, 2023. Interest expense amounted to $36,100 and was paid during the year ended September 30, 2023 as presented on the Statement of Income.

NOTE 8 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2023, the Company had net capital of $520,155 which was $420,155 in excess of its minimum dollar net capital requirement of $100,000 and an aggregate indebtedness to net capital ratio of 0.32 to 1.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2023, the Company was in compliance with all minimum net capital requirements.

NOTE 9 - RELATED PARTIES:

As of September 30, 2023, an allocation is included for auto leases for certain employees. These leases are not held in the name of the Company but paid by the Company on the employees behalf. The Company paid $47,635 for the year ended September 30, 2023, which is part of the employees' compensation and is reported as income to the employee. This amount is included in Other expenses on the Statement of Income.

On September 15, 2023, the Company forgave $100,000 of the related party receivable, The sole shareholder forgave the $100,000 Officer Loan Payable to offset the Company's forgiveness of the receivables. These cashless transactions are subject to tax authority reporting requirements for the cancellation of debt.

WORLD FIRST FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2023

NOTE 10 – COMPANY REPURCHASE OF SHARES

The Company repurchased 990 shares common stock from World Financial Services Inc. on September 15, 2023 representing all shares outstanding for a value of $75,000. The Company issued 100 shares common stock to Bruce Auerbach representing all shares issued. Due to his enhanced responsibilities at the Company, these shares were issued to him at no cost. The Company notified FINRA of this occurrence and it was determined by FINRA that no Continuing Membership Application (CMA) application was required as Bruce Auerbach was already more than a 25% holder of the Company's outstanding stock. As of September 30, 2023, there are no indirect owners of the Company.

NOTE 11 – CHANGE OF MANAGEMENT

Effective July 1, 2023, James DesLonde relinquished the position of President-CEO and Chairman of the Board of Directors of the Company. Bruce Auerbach has been appointed President-CEO and Chairman of the Board of Directors.

James DesLonde will remain with the Company in the role of Chief Financial Officer, Financial and Operations Principal, Senior Registered Options and Securities Futures Principal ("ROSFP") and Municipal Principal.

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES & EXCHANGE COMMISSION SEPTEMBER 30, 2023

NET CAPITAL:

Total Stockholder's Equity qualified for net capital	$	48,022

Additions:

Subordinated borrowing allowable in computation of net capital	500,000
Total Capital and allowable subordinated liabilities	548,022

Deductions and charges:

Non-allowable assets	(25,558)

Net Capital Before Haircuts on Securities Position	522,464

Haircuts on securities:

Haircuts on securities owned	(2,308)
Undue concentration haircut	

NET CAPITAL	520,156

AGGREGATE INDEBTEDNESS:
Items included in statements of financial condition:

Accounts payable and other accrued expenses	166,384
TOTAL AGGREGATE INDEBTEDNESS	166,384

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Minimal net capital requirements	$	100,000	
6 2/3% of net aggregate indebtedness	$	11,092	
Net capital required (greater of above)			100,000
Excess net capital			420,156
Ratio: aggregate indebtedness to net capital			0.32 to 1

Note: There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-14A-5 Part IIA dated September 30, 2023.

See report of Independent Registered Public Accounting Firm

WORLD FIRST FINANCIAL SERVICES, INC.
FOR THE YEAR ENDED SEPTEMBER 30, 2023

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control requirements for Brokers and Dealers Pursuant to SEA Rule 15c3-3.

The Computation for Determination of the Reserve Requirements and the Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Stockholder of World First Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the year ended September 30, 2023 without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
November 27, 2023

Assertions Regarding Exemption Provisions

We, as members of management of World First Financial Services, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the fiscal year ended September 30, 2023.

World First Financial Services, Inc.

By:

(James Deslonde, President)

World First Financial Services, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and the Stockholder of World First Financial Services, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by World First Financial Services, Inc. and the SIPC, solely to assist you and SIPC in evaluating World First Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2023. World First Financial Services, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on World First Financial Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of World First Financial Services, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.



Century City, California
November 27, 2023

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended **09/30/2023**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20392 FINRA SEP
World First Financial Services Inc
19 Bangor Street
Staten Island NY 10314

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
James DesLonde 212 584 4139

2. A. General Assessment (item 2e from page 2) $778

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (419)
   05/02/2023
   Date Paid

   C. Less prior overpayment applied .... (0)

   D. Assessment balance due or (overpayment) 359

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) ... $359

   G. **PAYMENT:** √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐ $359
   Total (must be same as F above)

   H. Overpayment carried forward .... $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

World First Financial Services Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the **17th** day of **October**, 20**23**.

CFO-FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2023
and ending 09/30/2023

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $602971

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — 0

(2) Net loss from principal transactions in securities in trading accounts. — 0

(3) Net loss from principal transactions in commodities in trading accounts. — 0

(4) Interest and dividend expense deducted in determining item 2a. — 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. — 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — 0

(7) Net loss from securities in investment accounts. — 0

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 0

(2) Revenues from commodity transactions. — 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 49817

(4) Reimbursements for postage in connection with proxy solicitation. — 0

(5) Net gain from securities in investment accounts. — 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $34386

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $0

Enter the greater of line (i) or (ii) — 34386

Total deductions — 84203

2d. SIPC Net Operating Revenues — $518768

2e. General Assessment @ .0015 — $778

(to page 1, line 2.A.)

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